4 1 NASD 0001079742 oefu#v5b Officer Internet Security Systems, Inc. 0001053148 58-
2362189 04/30/03 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL
OWNERSHIP [ ] Check this box if no longer subject to Section 16. Form 4 or Form
5
obligations may continue. 1. Name and Address of Reporting Person(s) Noonan, Thomas 6303
Barfield Rd Atlanta, GA 30328 2. Issuer Name and Ticker or Trading Symbol Internet Security
Systems, Inc. (ISSX) 3. I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary) 4. Statement for Month/Year 04/03 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X]
Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) President, CEO
& Chairman of Board of Directors 7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One Reporting Person [ ] Form filed by More than One
 Reporting
Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1,3 and 7 through 11) --------------
1)Title of
Derivative
3)Trans- 7)Title and Amount 8)Price 9)Number of 10) 11)Nature of Security
 action
of
Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or
Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month -----
Non-Qualified Stock Option 04/02/03 Common Stock
600,000
600,000 D Direct (right to buy) (1) Explanation of Responses: (1) Vesting is as follows: One
Year 50% on vest date 12.5% Quartely thereafter On Change of Control all unvested options acceraera te under certain circumstances.
Table I Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned -
1)Title of Security 2)Trans- 3.Trans- 4.Securities
Acquired(A)
5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A
Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D
Price End of Month I

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1 through 6) -
1)Title of
Derivative 2)Conversion
3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or
Disposed of
(D)
Derivative Security Code V A D Exercisable Expiration

Non-Qualified Stock Option $10.5100 04/02/03 (1) A 600,000 04/02/04
04/01/13
(right to
buy)

SIGNATURE OF REPORTING PERSON /S/ By: Sean Bowen P-O-A For: Tom Noonan DATE 04/02/03